EXHIBIT 2.1

AMENDMENT TO THE ASSET PURCHASE AGREEMENT

THIS AMENDMENT TO THE ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of March 5, 2024 (“Effective Date”) is entered into by and between Recruiter.com Group, Inc. ("Seller") and Job Mobz Inc ("Buyer"). Each is a “Party,” and both are the “Parties.”

WHEREAS, Seller and Buyer have entered into a certain Asset Purchase Agreement dated as of or about August 16, 2023 (the “Existing Agreement”);

WHEREAS, the Parties have already amended the agreement to extend the Closing until March 31, 2024.

WHEREAS, the Parties hereto have agreed to amend the Existing Agreement yet again as hereinafter set forth; and

NOW, THEREFORE, in consideration of the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby enter into this Amendment.

SECTION 1 Definitions. All capitalized terms used in this Amendment (including in the recitals hereof) and not otherwise defined herein shall have the meanings assigned to them in the Existing Agreement.

SECTION 2 Amendment. The Existing Agreement is, as of the Effective Date, hereby amended to contain the following language:

Section 3.01 of the Existing Agreement shall read as follows:

Section 3.01 Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the "Closing") shall take remotely by exchange of documents and signatures (or their electronic counterparts), no later than 5 p.m. Pacific Time on June 30, 2024 or at such other time, date or place as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the "Closing Date.”

SECTION 3 Compensation.

A)

Buyer shall pay to Seller a sum in the amount of two hundred and fifty thousand dollars ($250,000) in two payments (“Compensation”). The first payment of one hundred thousand dollars ($100,000) is payable within 48 hours of Effective Date and the second payment of one hundred and fifty thousand dollars ($150,000) is due within thirty (30) days of Effective Date.

B)	The payment of $250,000 shall be credited towards and count against the cash portion of Purchase Price.
C)	This Compensation shall not be refundable. This Compensation or the forfeiture of this Compensation shall not release Buyer from obligations for Closing.

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SECTION 4 Stock Payment

A)

Section 2.05(b) of the Existing Agreement calls for an allocation of shares such that Seller shall own a ten percent (10%) share of the fully-diluted ownership structure of Buyer (referred to as the “Stock Payment”). If, Buyer, before Closing, undergoes a liquidity event, or performs a cash or stock distribution of any kind, Buyer shall either first deliver the Stock Payment to Seller, even if prior to Closing, or give equivalent compensation to Seller as it would receive had it received the Stock Payment.

SECTION 5 Sales and Expenses

A)	Buyer and Seller may additionally agree via email, with mutual consent, on certain matters such as the treatment of ongoing expenses or referral fees for sales generated on the asset prior to Closing.

SECTION 6 Provisions Except as amended here, the Existing Agreement shall remain in full force and effect in all respects.

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